    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2004.


                                                     REGISTRATION NO. 333-110598

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------


                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------

                             OXFORD INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

           GEORGIA                                             580831862
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

                                  -------------

                             OXFORD INDUSTRIES, INC.
                             222 PIEDMONT AVENUE, NE
                             ATLANTA, GEORGIA 30308
                                 (404) 659-2424
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                  -------------

                               THOMAS C. CHUBB III
                   VICE PRESIDENT, SECRETARY & GENERAL COUNSEL
                             OXFORD INDUSTRIES, INC.
                             222 PIEDMONT AVENUE, NE
                             ATLANTA, GEORGIA 30308
                                 (404) 659-2424
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                                  MARY BERNARD
                                  ALEX SIMPSON
                               KING & SPALDING LLP
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 556-2100
                                  -------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement, as determined in light of market conditions.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM   PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE        OFFERING PRICE       AGGREGATE             AMOUNT OF
       TO BE REGISTERED              REGISTERED(1)         PER SHARE(2)    OFFERING PRICE(2)   REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00
per share                           2,717,394 shares          $37.73          $102,527,276           $12,991
------------------------------------------------------------------------------------------------------------------




(1) Includes up to 1,940,994 shares of Common Stock issuable in the future to the selling shareholders upon achievement of certain milestones by our Tommy Bahama Group.



(2) Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low trading prices of the Common Stock on the New York Stock Exchange on January 27, 2004, in accordance with Rule 457(c).

(3) $2,032 has been previously paid in connection with the initial filing of the Registration Statement on Form S-3 (No. 333-110598) on November 19, 2003. $10,959 is being paid in connection with the filing of this Amendment No. 1.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS



                                2,717,394 SHARES


                             OXFORD INDUSTRIES, INC.

                                  COMMON STOCK
                                 ---------------


         This prospectus relates to the offering from time to time of up to 2,717,394 shares of common stock of Oxford Industries, Inc. by certain of our shareholders. Of the 2,717,394 shares being registered, 776,400 shares are currently held by the selling shareholders. The remaining 1,940,994 shares may be issued to the selling shareholders in the future.


         We will not receive any of the proceeds from the sale of the shares being offered. We are registering these shares for resale, but the registration of such shares does not necessarily mean that any of the shares will be offered or sold by the selling shareholders.


         Sales of the common stock may be effected from time to time in one or more transactions on the New York Stock Exchange or otherwise at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders from time to time may offer and sell the shares directly to purchasers or through agents, underwriters or dealers on terms to be determined at the time of sale. If required, the names of any agents, underwriters or dealers and any other required information will be set forth in an accompanying prospectus supplement.



         Our common stock is listed on the New York Stock Exchange under the symbol "OXM." On February 2, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $ 38.65 per share. The outstanding shares of our common stock offered pursuant to this prospectus have been listed on the New York Stock Exchange. Any shares issued to the selling shareholders in the future will be listed on the New York Stock Exchange at the time of issuance.


                                 ---------------




         INVESTING IN OUR COMMON STOCK INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF THESE RISKS.


                                 ---------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------


                 The date of this prospectus is   , 2004.

                                TABLE OF CONTENTS

About This Prospectus........................................................  1
Where You Can Find More Information..........................................  1
Oxford Industries, Inc.......................................................  2
Risk Factors.................................................................  3
Forward-Looking Statements................................................... 16
Use of Proceeds.............................................................. 17

Selling Shareholders......................................................... 18



Validity of Common Stock..................................................... 21

Experts...................................................................... 21




                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, the selling shareholders may offer and sell up to 388,200 shares of common stock in one or more transactions. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."


         The registration statement that contains this prospectus contains additional information about our company and the common stock offered under this prospectus, including information about the expenses incurred in connection with this offering, indemnification provided to our directors and officers, exhibits and certain undertakings we have agreed to. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."



                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20459. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20459. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings from the New York Stock Exchange, please call (212) 656-5060.


         We "incorporate by reference" into this prospectus the information that we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:


         - Our Annual Report on Form 10-K for the year ended May 30, 2003 (File No. 001-04365);


         - Our Quarterly Reports on Form 10-Q for the quarters ended August 30, 2003 and November 28, 2003 (File No. 001-04365);

         - Our Current Reports on Form 8-K filed on June 26, 2003, July 16, 2003, July 17, 2003, October 2, 2003, January 7, 2004 and
                  January 26, 2004 (File No. 001-04365); and


         - The description of our common stock contained in our Registration Statement on Form 8-A which became effective on July 23, 1960 (File No. 001-04365); and

You may also request a copy of these filings at no cost (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into the filing), by writing or calling us at the following address:

         Oxford Industries, Inc.
         222 Piedmont Avenue, NE
         Atlanta, Georgia 30308
         (404) 659-2424
         Attention: Vice President, Secretary & General Counsel


         You should only rely on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of such documents.



                             OXFORD INDUSTRIES, INC.


We are a leading producer and marketer of branded and private label apparel for men, women and children. We provide retailers and consumers with a wide variety of apparel products and services to suit their individual needs. Our brands include Tommy Bahama(R), Indigo Palms(TM), Island Soft(R), Ely and Walker(R) and Oxford Golf(R). We also hold exclusive licenses to produce and sell certain product categories under the Tommy Hilfiger(R), Nautica(R), Geoffrey Beene(R), Slates(R), Dockers(R) and Oscar de la Renta(R) labels. Tommy Hilfiger is licensed to us for men's and women's golf apparel as well as men's dress shirts. Nautica, Geoffrey Beene, Slates, Dockers and Oscar de la Renta are all licensed for men's tailored clothing. Our customers are found in every major channel of distribution including national chains, specialty catalogs, mass merchants, department stores, specialty stores and internet retailers. In June 2003, we acquired Viewpoint International, Inc. and its consolidated subsidiaries, which we refer to as the "Tommy Bahama Group." Our business is operated through the following segments: the Menswear Group (which produces branded and private label dress shirts, sport shirts, dress slacks, casual slacks, suits, sportscoats, suit separates and walkshorts, as well as branded golf apparel) the Womenswear Group (which produces private label women's sportswear) and the Tommy Bahama Group (which produces branded casual and professional attire and operates retail stores and restaurants).


         We are a Georgia corporation and our principal executive offices are located at 222 Piedmont Avenue, NE, Atlanta, Georgia 30308. Our telephone number is (404) 659-2424. Our website address is www.oxfordinc.com. Information on our website does not constitute part of this prospectus.

                                  RISK FACTORS

         You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock.

WE MAY EXPERIENCE VOLATILITY IN OUR STOCK PRICE.


         The market price of our common stock has experienced, and may continue to experience, significant volatility from time to time. For example, in the 52 weeks ended January 31, 2004, our common stock traded between $11.01 per share and $39.00 per share. Such volatility may be affected by factors such as our quarterly operating results or changes in the economy, financial markets or apparel and retail industries. In recent years, the U.S. stock market has experienced extreme price and volume fluctuations, which have sometimes affected the market price of the securities issued by a particular company which may be unrelated to the operational performance of the company. This type of market effect could impact our common stock price as well. The volatility of our common stock means that it is more likely that our common stock will have traded down substantially at such time as you may look to sell your shares of our common stock.



THE APPAREL INDUSTRY IS HEAVILY INFLUENCED BY GENERAL ECONOMIC CYCLES; CONSUMER SPENDING MAY DECREASE DURING AN ECONOMIC DOWNTURN OR A TIME OF POLITICAL INSTABILITY.



         The apparel industry is cyclical and is dependent upon the overall level of consumer spending. Purchases of apparel and related goods (in particular, higher priced goods) tend to be highly correlated with cycles in the disposable income of consumers. Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. As a result, any deterioration in general economic or political conditions, or acts of war or terrorism that diminish consumer spending in the United States could reduce our sales and harm our results of operations. In particular, the events of September 11, 2001, significantly contributed to a 16.6% decline in net sales from fiscal 2001 to fiscal 2002. After September 11, 2001, there was a general decline and fear of a general decline in the economy that led many of our key customers to reduce their orders to us as well as a decline in travel, particularly leisure travel, that suppressed our sales in the golf and resorts markets.



WE OPERATE IN A HIGHLY COMPETITIVE AND FRAGMENTED INDUSTRY; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY OR MAINTAIN OUR PRICE POINTS.


         The apparel industry, at wholesale and retail, is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, importers, licensors and retailers, some of which have greater financial and marketing resources than we have. We believe that the principal competitive factors in the apparel industry are:

         -        price;

         -        quality;

         -        styling;

         -        marketing;

         -        customer service; and

         - with respect to branded and designer product lines, consumer recognition and preference.

         The level of competition and the nature of competitors varies by product segment, with low-margin, mass-market manufacturers being our main competitors in the less expensive segment of the market, American and foreign designers and licensors competing with us in the more upscale segment of the market and high-end specialty retailers, department stores and chain stores competing with Tommy Bahama. There can be no assurance that we will be able to maintain and increase our net sales.



         In addition, many other companies manufacture products that resemble and/or compete with Tommy Bahama branded products. They may offer these products at significantly lower price points in order to directly compete with Tommy Bahama branded merchandise sold at higher prices. To the extent such competitors are successful, we may not be able to maintain the premium price points that Tommy Bahama products have traditionally commanded, which could reduce our margins.



THE APPAREL INDUSTRY HAS EXPERIENCED PRICE DEFLATION IN RECENT YEARS.



         Deflation in the apparel industry is attributable to increased competition, excess worldwide manufacturing capacity, increased product sourcing in lower cost countries, growth of the mass merchant channel of distribution and reduced relative spending on apparel and increased value consciousness on the part of consumers reflecting, in part, general economic conditions. Average per unit wholesale and retail selling prices for the mass merchant tier of distribution are lower than they are in other tiers of distribution. In recent years, the mass market tier of distribution has gained a progressively larger percentage of total U.S. apparel sales. This growth in market share, combined with the lower average per unit wholesale and retail prices, has contributed to the overall deflation in U.S. apparel prices. In addition, consolidation in the retail industry has increased our customers' bargaining power, putting downward pressure on our prices and net sales. Downward pressure on prices has affected the apparel industry by:



         -        negatively impacting net sales and gross margins;


         -        requiring the introduction of lower-priced products;

         - requiring the reduction of wholesale prices on existing products;

         - increasing customer demands for allowances, incentives and other forms of economic support that could adversely affect our profitability; and

         - increasing pressure to further reduce production costs and operating expenses and to increase unit sales.


All of these impacts may continue in the future. If we are unable to successfully respond to these developments in our industry, our net sales and gross margins may continue to be negatively impacted.



THE APPAREL INDUSTRY IS SUBJECT TO RAPIDLY EVOLVING FASHION TRENDS AND WE AND OTHER PARTICIPANTS IN THE INDUSTRY MUST CONTINUOUSLY OFFER INNOVATIVE AND UPGRADED PRODUCTS; FAILURE TO DO SO MAY IMPACT OUR NET SALES AND LEAD TO EXCESS INVENTORY, MARKDOWNS AND/OR DILUTION OF OUR BRANDS.


         Although many of our products carry over from season to season, the apparel industry in general is subject to rapidly changing fashion trends and shifting consumer demands. Accordingly, success depends on the priority that target customers place on fashion and ability to anticipate, identify and capitalize upon emerging as well as proven fashion trends. The failure to anticipate, identify or react appropriately to changes in styles or trends could lead to, among other things, excess inventories and higher markdowns, as well as the decreased appeal of certain of our brands.

         The apparel industry is also characterized by constant product innovation due to changing consumer preferences and by the rapid replication of new products by competitors. As a result, success depends in large part on the ability to continuously develop, market and deliver innovative products at a pace and intensity competitive with other brands in our segments. In addition, we must create products that appeal to multiple consumer segments at a range of price points. Any failure on our part to develop innovative products and update core products could:

         - limit our ability to differentiate, segment and price our products;

         - adversely affect retail and consumer acceptance of our products;

         -        limit sales growth; and

         - leave us with a substantial amount of unsold inventory, which we may be forced to sell through markdowns.


         The increasing importance of product innovation in apparel requires us to strengthen our internal research and commercialization capabilities, to rely more on successful commercial relationships with third parties such as fiber, fabric and finishing providers and to compete and negotiate effectively for new technologies and product components. In addition, almost all of our products are produced outside of the United States. The exposure of our business to changes in consumer preferences is heightened by this reliance on offshore manufacturers, as offshore outsourcing may increase lead times between production decisions and customer delivery. As our ability to forecast demand has improved in recent years, we have reduced our inventory levels to align them more closely with forecasted demand. To the extent actual demand exceeds forecasted demand, we may not have an adequate supply of products to meet demand and may lose sales. Moreover, if we misjudge consumer preferences, our brand image may be significantly impaired.



INCREASES IN THE PRICES OF RAW MATERIALS OR THEIR REDUCED AVAILABILITY COULD INCREASE OUR COST OF GOODS SOLD AND DECREASE OUR PROFITABILITY.



         The principal fabrics used in our business are cotton, linens, wools, silk, other natural fibers, synthetics and blends of these materials. The prices paid for these fabrics depend on the market price for raw materials used to produce them, primarily cotton and silk. The price and availability of cotton has in the past fluctuated, and may in the future fluctuate significantly depending on a variety of factors, including crop yields, weather, supply conditions, government regulation, economic climate and other unpredictable factors. Any raw material price increases could increase our cost of goods sold and decrease profitability. Moreover, due to the particular importance of cotton and silk as raw materials for our finished products, any decrease in the availability of cotton or silk could impair our ability to meet production requirements in a timely manner. We have not historically hedged for these risks.



WE DEPEND ON A GROUP OF KEY CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR SALES; A SIGNIFICANT ADVERSE CHANGE IN A CUSTOMER RELATIONSHIP OR IN A CUSTOMER'S FINANCIAL POSITION COULD MATERIALLY ADVERSELY AFFECT OUR NET SALES.



         We derive a significant amount of our respective net sales from a few major customers. Net sales to our ten largest customers totaled approximately 73%, 72% and 80% of our net sales in fiscal 2001, fiscal 2002 and fiscal 2003, respectively. Sales to Target, Wal-Mart and Sears accounted for 22%, 15% and 16%, respectively, of our net sales in fiscal 2003. In addition, the net sales of our individual business segments are concentrated among several large customers. Consolidation has increased the concentration of our customers. Consolidation in the retail industry has centralized purchasing decisions and given customers greater leverage over suppliers, often resulting in lower prices, and we expect this trend to continue.



         We do not have long-term contracts with any of our customers. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can generally be terminated by either party at any time. A decision by a major customer, whether motivated by competitive considerations, quality and style issues, financial difficulties, economic conditions or otherwise, to decrease its purchases or to change its manner of doing business with us, could materially adversely affect our business and financial condition. In addition, during recent years, numerous retailers, including some of our customers, have experienced significant changes and difficulties, including consolidation of ownership, restructurings, bankruptcies and liquidations. As a result of these events, Oxford had total bad debt write-offs in fiscal 2003, 2002 and 2001 of $480,000, $3,513,000 and
$492,000, respectively. There is excess retail floorspace in the industry, which could lead to further consolidations, restructurings, bankruptcies and liquidations. For example, Kmart Corporation, which accounted for 2.2% of our net sales in fiscal 2002, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in January 2002 and subsequently announced the closing of in excess of 28% of its stores. As of the date of Kmart's bankruptcy filing, we had outstanding $3.5 million of receivables from Kmart. In fiscal 2002, Oxford's pre-petition Kmart claim was sold for $1.1 million. In addition, Spiegel, Inc., which owns Eddie Bauer and accounted for 2.6% of our net sales in fiscal 2003, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in March 2003. We continue to sell to Eddie Bauer and are exposed to the associated inventory and credit risks. The future of Eddie Bauer and Spiegel remains uncertain at this time.



         These and other financial problems of some customers, as well as general weakness in the retail environment, increase the risk of extending credit to these retailers. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous purchases by that customer. All of these events could have a material adverse effect on our business and results of operations. Many customers (in particular, purchasers of Tommy Bahama) are small upscale independent specialty stores that may be more susceptible to general economic conditions. In addition, in order to reduce our future exposure to risks associated with its bankruptcy, we have decided not to sell products to Kmart in the near future and may make similar decisions with respect to other customers in the future. This may reduce our net sales.



OUR THIRD PARTY PRODUCERS AND SOURCING AGENTS MAY BE UNABLE TO MANUFACTURE AND DELIVER PRODUCTS IN A TIMELY MANNER OR MEET OUR QUALITY STANDARDS; THIS MAY IMPACT OUR ABILITY TO DELIVER QUALITY PRODUCTS TO OUR CUSTOMERS ON A TIMELY BASIS.



         In fiscal 2003, we purchased 85% of our products from third party producers located in foreign countries. The Tommy Bahama Group's purchases from third party producers are particularly concentrated. The Tommy Bahama Group's largest third party producer accounted for approximately 26% of its purchases for fiscal 2003. The Tommy Bahama Group's two largest suppliers accounted for 44% of the Tommy Bahama Group's purchases in fiscal 2003. We depend upon the ability of third party producers to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. The use of third party producers and the resulting lack of direct control could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a third party producer's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders any of which could harm our sales, reputation and overall profitability. In addition, as more participants in the apparel industry move towards sourcing from third parties, the competition for quality contractors has intensified. Some of these contractors have long-standing relationships with our competitors. To the extent we are not able to secure or maintain relationships with third party producers that are able to fulfill our requirements, our business would be harmed.

OUR DISTRIBUTION OPERATIONS ARE CONCENTRATED, MAKING US MORE SUSCEPTIBLE TO DISRUPTION.



         We operate warehousing and distribution facilities in Georgia, Tennessee, South Carolina and Washington. Finished garments from our manufacturing facilities and from our contractors are inspected and stored for distribution at these distribution facilities. We do not have other distribution facilities to support our distribution needs. As a result, if any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the facility. This could negatively affect our results of operations and reputation. In light of our strategic emphasis on rapid replenishment as a key competitive advantage, a distribution disruption might have a disproportionately adverse effect on our operations and profitability relative to our competitors.



OUR MANUFACTURING AND SOURCING OPERATIONS IN FOREIGN COUNTRIES ARE SUBJECT TO DISRUPTION.



         Because approximately 98% of our products are manufactured abroad, we must begin production of our products further in advance than would be the case if the products were manufactured domestically. In limited circumstances, we begin production in one of our owned manufacturing facilities or place an order with an independent manufacturer before receiving an order from a customer. If we overestimate retailers' demand, we may be required to hold goods in inventory which we may be unable to sell at historical margins. If we underestimate retailers' demand, we may not be able to fill reorders on a timely basis. However, foreign manufacturing is subject to a number of other risks, including:



         - transportation delays and interruptions (including strikes and work stoppages at port facilities);


         -        political instability;

         -        economic disruptions;

         -        foreign currency;


         - the imposition of new or adversely adjusted tariffs, duties, quotas, import and export controls, and other regulations;


         -        changes in governmental policies and other events; and


         - intellectual property infringement, including knock-offs and counterfeiting, which is more prevalent outside of the United States.



         If any of these events occur, contract manufacturers' ability to produce and ship products during a given retailing season will be impaired, which could result in loss of revenues, customer orders and customer goodwill.



         We require third party producers to meet our standards in terms of working conditions, environmental protection and other matters before placing business with them. As a result of higher costs relating to compliance with these standards, we may pay higher prices than some of our competitors for products. In addition, the labor and business practices of independent apparel manufacturers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Any failure by our independent manufacturers to adhere to labor or other laws or appropriate labor or business practices, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our reputation and impact our net sales.

         We are also exposed to foreign currency risk as a result of our foreign manufacturing and sourcing operations. Most of our contracts to have goods assembled or produced in foreign countries are negotiated in U.S. dollars. If the value of the U.S. dollar decreases relative to certain foreign currencies in the future, then the prices that we negotiate for products could increase, and it is possible that we would not be able to pass this increase on to customers, which would negatively impact our margins. If the value of the U.S. dollar increases between the time a price is set and payment for a product, the price we pay may be higher than that paid for comparable goods by any competitors that pay for goods in local currencies, and they may be able to sell their products at more competitive prices. We do not engage in hedging activities with respect to foreign currency risk.



OUR BUSINESS IS SUBJECT TO REGULATORY RISKS ASSOCIATED WITH IMPORTING PRODUCTS; OUR PRODUCTS MAY BECOME LESS COMPETITIVE AS A RESULT OF CHANGES IN THE REGULATORY ENVIRONMENT.



         We import approximately 98% of our products from owned foreign manufacturing facilities or foreign third party producers. In 2003, we did business in the following countries: Bangladesh, Cambodia, Canada, Colombia, Dominican Republic, Egypt, Guatemala, Honduras, Hong Kong, India, Indonesia, Jordan, Lithuania, Macau, Malaysia, Mauritius, Mexico, Mongolia, Nepal, Pakistan, the People's Republic of China, Peru, the Philippines, Romania, Russia, Saipan, Singapore, South Korea, Sri Lanka, Taiwan, Thailand, Turkey and the United Arab Emirates. Substantially all of our import operations are subject to tariffs imposed on imported products and quotas imposed by trade agreements. In addition, the countries into which our products are manufactured or imported may from time to time impose additional new quotas, duties, tariffs or other restrictions on imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions could increase our costs and decrease the competitiveness of our products. Our or any supplier's failure to comply with customs or similar laws, could restrict our ability to import product or lead to fines or other penalties. We cannot assure you that future trade agreements will not provide our competitors with a material advantage over us or materially increase our costs.



         Our operations are also subject to international trade agreements and regulations such as the North American Free Trade Agreement and the Caribbean Basin Initiative, and the activities and regulations of the World Trade Organization. Trade agreements can impose requirements that adversely affect our business, such as limiting the countries from which we can purchase raw materials and setting quotas on products that may be imported into the United States from a particular country. In addition, the World Trade Organization may commence a new round of trade negotiations that liberalize textile trade by further eliminating quotas or reducing tariffs. The elimination of quotas on World Trade Organization member countries by 2005 and other effects of these trade agreements could result in materially increased competition from developing countries which historically have lower labor costs, including China and Taiwan, both of which recently became members of the World Trade Organization. We also believe that the elimination of quotas in 2005 will significantly change the competitiveness of many countries as locations for apparel manufacturing and sourcing.



EVENTS SUCH AS WAR, ACTS OF TERRORISM AND LABOR DISPUTES MAY MAKE IT MORE DIFFICULT FOR US TO IMPORT PRODUCTS.



         As a result of our reliance on offshore manufacturing of our products, if goods become difficult or impossible to import into the United States due to actual or threatened war or acts of terrorism, our net sales and net margins may be materially adversely affected. In the event that commercial transportation is curtailed or substantially delayed, our business may be materially adversely impacted, as we may have difficulty shipping merchandise from foreign facilities, which provide approximately 98% of our manufacturing requirements. In addition, any of these events may adversely affect general economic conditions in the United States. Further deterioration in prevailing economic conditions in the United States could reduce demand for our products.

         Our ability to import products in a timely and cost-effective manner may be affected by problems at ports or issues that otherwise affect transportation and warehousing providers, such as labor disputes. These problems could require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transit costs. As an example, in September 2002, the Pacific Maritime Association, which represents terminal operators and ocean ship companies, locked out the union workers at a number of ports on the western coast of the United States. Although a federal court ordered the ports reopened and the parties ultimately entered into a new union agreement, the lock out caused a significant disruption in the shipment of goods, including our products, into the United States. Additionally, the 2002 Pacific Maritime Association lock out required us to re-route to the East coast of the United States shipments that were originally routed to the West coast. Rerouting shipments from the West coast to the East coast resulted in longer transit times for many of these shipments. A small number of shipments originally scheduled to ship by ocean had to be shipped by air instead which resulted in higher freight costs. The 2002 Pacific Maritime Association lock out had an insignificant impact on our results of operations.



WE MAY LOSE BUSINESS FROM SOME OF OUR CUSTOMERS AS THEY SOURCE PRODUCT DIRECTLY.



         We sell most of our products on a delivered, duty paid basis, meaning that we are responsible for clearing the goods through U.S. Customs and paying all customs duties and international freight charges. However, some of our customers, by working directly with manufacturers, purchase goods on a direct basis, in which the customer takes ownership of the product in the country of production. As a result of this direct sourcing, customers can reduce their cost of goods by handling the logistics of importation of goods themselves. All of our major customers engage in some amount of direct sourcing. We are not able to quantify the impact that direct sourcing has had on our net sales or margins, but as many of our major customers purchase an increasing percentage of their apparel on a direct basis, our opportunities to sell on a delivered, duty paid basis are reduced.



WE HOLD IMPORTANT LICENSES; OUR NET SALES COULD BE NEGATIVELY IMPACTED BY A LOSS OF ANY OF THESE LICENSES OR THE REDUCTION IN VALUE OF ANY OF THESE LICENSES.



         We have entered into license and design agreements to use well-known trademarks and trade names to market our products. Fiscal 2003 net sales under license and design agreements were $140.9 million or approximately 18% of total net sales. Sales under the largest single license were 3.7% of total fiscal 2003 net sales. Combined sales under four separate license agreements with a single licensor were 7.2% of total fiscal 2003 net sales. These license and design agreements will expire at various dates through fiscal 2007. We cannot assure you that we will be able to renew these licenses on acceptable terms upon their expiration or that we will be able to acquire new licenses to use other popular trademarks. Moreover, all of our significant licenses provide minimum thresholds for sales, royalty payments and advertising expenditures for each license year and if these thresholds are not met due to a general economic downturn or otherwise, our licensors may be permitted contractually to terminate these agreements or seek payment of minimum royalties even if the minimum sales are not achieved. In addition, our licensors license trademarks we use to other third parties and we are unable to control the quality or fashion sense of goods that such third parties produce. If our third party licensees do not maintain the quality of these trademarks or tradenames, our net sales and reputation could materially suffer.


WE MAY BE UNABLE TO PROTECT OUR TRADEMARKS AND OTHER INTELLECTUAL PROPERTY AND MAY OTHERWISE HAVE OUR BRAND NAMES AND GOODWILL HARMED BY COMPETITORS' PRODUCTS OR THE QUALITY OF OUR LICENSEES' PRODUCTS.


         We currently rely on a combination of trademark, copyright and patent rights, as well as other contractual arrangements, including licenses, to establish and protect our intellectual property and brand names. We believe that our trademarks and other proprietary intellectual property rights are important to our continued success and our competitive position due to their recognition by our customers. For example, the value of the Tommy Bahama brand and other related brands is critical to our success and our ability to maintain certain price points.


         There can be no assurance that the actions that we have taken to establish and protect our trademarks and other intellectual property will be adequate to prevent the creation of knock-offs, imitations or infringement of our marks, products, services or trademarks by third parties. For example, from time to time, we discover products in the marketplace that are reproductions of Tommy Bahama products or that otherwise infringe upon our trademark and copyright rights. If we are unsuccessful in challenging or decide not to challenge a particular third party's products on the basis of trademark infringement or otherwise or are unaware of any such infringement, continued sales of such product by that or any other third party could materially adversely impact the Tommy Bahama brand or other brands and negatively impact our net sales. In addition, if any third party imitates Tommy Bahama products in a manner that projects a lesser quality or carries a negative connotation, this could have a material adverse effect on Tommy Bahama's goodwill in the marketplace, whether or not it violates our intellectual property rights.


         A portion of our business uses endorsements of amateur and professional athletes and coaches to promote some of our product lines. Unfavorable news reports about an endorser could create unfavorable publicity for us and could result in harm to the goodwill associated with some of our trademarks.


         In the future, we may have to rely on litigation and other legal action to enforce our intellectual property rights or contractual rights. If litigation that we initiate is unsuccessful, we may not be able to protect the value of some of our intellectual property. In addition, we may face claims of infringement by third parties that could interfere with our ability to sell some of our products. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use intellectual property rights that we had been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Any litigation and other legal action of this type, whether successful or unsuccessful, could result in substantial costs to us and diversion of our resources. In addition, the laws of certain foreign countries do not protect our trademarks and proprietary rights to the same extent as do the laws of the United States.


WE RELY ON KEY MANAGEMENT; OUR REMAINING MANAGEMENT MAY BE DISTRACTED FOLLOWING ANY DEPARTURE OF A KEY MEMBER OF MANAGEMENT, AND THE PORTION OF OUR BUSINESS FOR WHICH THAT INDIVIDUAL WAS RESPONSIBLE MAY EXPERIENCE OPERATIONAL DIFFICULTIES.



         Our success depends upon the talents and efforts of a small number of key management personnel. J. Hicks Lanier, our chairman of the board and chief executive officer and Ben B. Blount, Jr., our executive vice president of finance, planning and administration and chief financial officer, have been with our company and active in our industry for many years; the loss of either of these individuals could impact our strategic direction, operations or customer relationships. In addition, since, prior to our acquisition of the Tommy Bahama Group, we did not have any prior experience operating retail stores and restaurants, or designing the Tommy Bahama line of clothes, the loss of either of the principal managers of the Tommy Bahama Group, S. Anthony Margolis and Lucio Dalla Gasperina, who have been with the Tommy Bahama Group and/or Viewpoint for a long time, could severely impact our Tommy Bahama Group operations.



OUR RETAIL STORES MAY EXPERIENCE FLUCTUATIONS IN COMPARABLE STORE SALES, WHICH COULD IMPACT THE PRICE OF OUR COMMON STOCK.


         Our comparable store sales are affected by a variety of factors which may cause our results to differ materially from prior periods. These factors include:

         -        general economic conditions;

         -        fashion trends;

         -        changes in its merchandise assortment;

         -        our success in executing our business strategy;

         -        competition;

         -        retail prices;

         -        the timing of release of new merchandise; and

         -        weather conditions.


         Fluctuations in our comparable store sales could have a material adverse effect on the market price of our common stock. Any failure to meet the expectations of investors, security analysts or credit rating agencies in one or more future periods could reduce the market price of our common stock and cause our credit ratings to decline.



OUR RETAIL STORES' OPERATIONS MAY BE NEGATIVELY IMPACTED IF THEY ARE LOCATED IN POOR LOCATIONS.



         Many of our Tommy Bahama retail stores are located in indoor and outdoor shopping malls and plazas, and sales are derived, in part, from the volume of traffic in such shopping areas. An important part of our business is finding and keeping profitable store locations within successful shopping areas in order to generate consumer traffic. Tommy Bahama's stores face competition from other nearby retailers, and a store's sales can be affected not only by its location in relation to its competitors but also by its proximity to other points of attraction, the location of a store within the mall and the amount of advertising and promotional dollars spent on attracting consumers to the malls. Fuel shortages and high fuel prices may also deter shoppers, as they may curtail their driving and other travel. Hence, our business may suffer based on declines in the desirability of the shopping environment in a particular mall, shopping center or plaza, which could result from factors outside of our control. The failure to locate new stores in advantageous locations or failure to obtain renewal of our current attractive locations may have a material adverse effect on our retail business.



REDUCED TRAVEL TO RESORT LOCATIONS MAY NEGATIVELY IMPACT SALES OF OUR TOMMY BAHAMA PRODUCTS.



         We have retail stores under the Tommy Bahama name located in resort areas and sell apparel that is often worn in resort locations. In recent years, resort travel has been depressed as a result of geopolitical and economic conditions. Particularly in fiscal 2002, we experienced a material reduction in net sales or margins as the result of reduced resort travel. We believe that a reduction in resort travel similar to that experienced following the terrorist strikes on September 11, 2001 would adversely affect net sales.



OUR RESTAURANT OPERATIONS MAY BE NEGATIVELY IMPACTED BY HEALTH, SAFETY, LABOR AND OTHER OPERATIONAL ISSUES, OR BY PUBLICITY SURROUNDING ANY OF THESE ISSUES.



         We own and operate seven compound locations under the Tommy Bahama name that contain a full-service, white linen Tommy Bahama Tropical Cafe, in addition to a standard Tommy Bahama retail store selling Tommy Bahama products. As a participant in the restaurant industry, we face risks relating to food quality, food-borne illness, injury, restaurant facilities, health inspection scores and employee relationships at one or more of our restaurants. Regardless of whether allegations related to these matters are valid or whether we become liable, we may be materially and adversely affected by negative publicity related thereto. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of the other restaurants, as well the Tommy Bahama brand name and image as a whole, including our retail and wholesale businesses.

         The profitability and continued success of our restaurant operations depend on, among other things, the following additional factors:

         - the ability to compete in the highly competitive restaurant business;

         - the ability to maintain the necessary federal, state and local governmental licenses, permits and approvals, including those relating to the preparation and sale of food and alcoholic beverages, building and zoning requirements, and employer-employee relationships, such as minimum wage requirements, overtime, working and safety requirements, and citizenship requirements;

         - the availability and timely delivery of high quality, fresh ingredients, including fresh produce, dairy products and meat;

         - the availability of qualified, high energy restaurant personnel; and

         - factors affecting discretionary consumer spending, including national, regional and local economic conditions, disposable consumer income, inflation and consumer confidence.


         Adverse changes in any of these factors could reduce guest traffic, adversely impacting the profitability of our restaurant operations.



INTEGRATING THE TOMMY BAHAMA GROUP INTO OUR COMPANY STRUCTURE MAY DISTRACT OUR MANAGEMENT AND STRAIN OUR RESOURCES, WHICH MAY HURT OUR NET SALES OR CAUSE OPERATIONAL DIFFICULTIES.



         The acquisition of the Tommy Bahama Group in June 2003 was significantly larger than any of our previous acquisitions. Although we have not experienced significant difficulties to date, the significant expansion of our business and operations resulting from the acquisition of the Tommy Bahama Group may strain our administrative, operational and financial resources. The integration of the Tommy Bahama Group into our company will require substantial time, effort, attention and dedication of management resources and may distract our management in unpredictable ways from our existing business. The integration process could create a number of potential challenges and adverse consequences for us, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of sales or an increase in operating or other costs. We may not be able to manage the combined operations and assets effectively or realize all or any of the anticipated benefits of the acquisition of the Tommy Bahama Group.


         As part of our business strategy, we intend to pursue other strategic acquisitions of brands and related businesses and we may face similar challenges regarding such acquisitions.


OPERATING OUR NEWLY ACQUIRED RETAIL STORES AND RESTAURANTS MAY DISTRACT OUR MANAGEMENT; WE MAY ALSO BE UNSUCCESSFUL AT OPERATING THESE STORES AND RESTAURANTS.



         Prior to the acquisition of the Tommy Bahama Group in June 2003, we did not operate any retail stores or restaurants. We may not be successful in managing retail and/or restaurant operations and these operations may divert our management's attention away from our existing business. This could impair our integration of the Tommy Bahama Group and/or harm our net sales and results of operations.

WE MAY NOT BE ABLE TO IMPLEMENT SUCCESSFULLY OUR PLANS TO EXPAND OUR TOMMY BAHAMA BUSINESS.


         We plan to expand our Tommy Bahama business, including our Tommy Bahama retail stores and restaurants. Our ability to open and operate new retail stores and restaurants depends on many factors, including, among others, our ability to:

         - identify and obtain suitable retail and restaurant locations, the availability of which is outside of our control;

         -        negotiate favorable lease terms;

         - successfully address competition, merchandising and distribution challenges;

         - and hire, train and retain a sufficient number of qualified personnel.


         We must balance our expansion goals with our desire to foster an element of scarcity at the consumer level when selling Tommy Bahama products in a given geographical market. We believe that the careful and deliberate selection of our retail stores within particular geographical areas has been a key element of our successful retail business. Therefore, we may not achieve our retail and restaurant expansion goals for Tommy Bahama. Even if we succeed in expanding the number of Tommy Bahama retail stores and restaurants, we cannot assure you that the newly opened stores and restaurants will achieve sales or profitability levels comparable to those of our existing Tommy Bahama stores and restaurants in the time periods estimated by us, or at all. If retail stores and restaurants fail to achieve or are unable to sustain acceptable sales and profitability levels, we may incur significant costs associated with operating or closing those stores and restaurants.



OUR SUCCESS WILL DEPEND ON THE VALUE OF THE TOMMY BAHAMA BRAND, AND IF THE VALUE OF THE TOMMY BAHAMA BRAND WERE TO DIMINISH, OUR NET SALES AND RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED.



         Maintaining and developing the Tommy Bahama brand will be critical to our success because of the prominence of the Tommy Bahama brand and because of the historical growth of Tommy Bahama sales. If for any reason Tommy Bahama's image or reputation were to be tarnished, or if consumers no longer perceived Tommy Bahama products to be of high quality and value, worthy of a premium price as compared to the competition, our net sales and margins would materially suffer.


         In addition, we license our Tommy Bahama brand and other related brands to a number of strategic partners to produce a variety of other products, including certain types of shoes, neckwear, handbags, furniture and women's swimwear. While we require that these licensees maintain the quality of the Tommy Bahama brand through specific contractual provisions, we cannot be certain that such licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will significantly diminish the value of the Tommy Bahama brand name.


WE MAY NOT HAVE UNCOVERED ALL RISKS ASSOCIATED WITH THE TOMMY BAHAMA GROUP ACQUISITION OR ANY FUTURE ACQUISITIONS; THIS MAY SUBJECT US TO MATERIAL LIABILITIES.



         We may become responsible for unexpected liabilities that we failed to discover in the course of performing due diligence in connection with the Tommy Bahama Group acquisition and any future acquisitions. We cannot assure you that any indemnification from the selling shareholders to which we may be entitled will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our financial condition and results of operations.

WE MAY OWE CONTINGENT PAYMENTS TO THE SELLING SHAREHOLDERS; THESE PAYMENTS, WHICH MAY BE PAID IN CASH, ARE CONTINGENT ON EARNINGS OF THE TOMMY BAHAMA GROUP THAT MAY BE NON-CASH; WE MAY HAVE DIFFICULTY MAKING THE PAYMENTS IF OUR OTHER OPERATIONS SUFFER; AND YOU MAY EXPERIENCE DILUTION IF WE ISSUE COMMON STOCK IN THE FUTURE FOR A PORTION OF THE CONTINGENT PAYMENTS.



         Under the terms of our acquisition of the Tommy Bahama Group, we will be required to make up to $75 million in performance-based contingent payments to the selling shareholders of the Tommy Bahama Group over the four years following the Tommy Bahama Group acquisition. The contingent payments will be comprised of an annual basic contingent payment and a cumulative additional contingent payment. The earnings upon which these payments are contingent may not be cash-based; we may therefore have difficulty in making cash payments. In addition, if the acquired Tommy Bahama Group business is successful but the rest of our business is not successful, we may have difficulty making the contingent payments or, if we do make the contingent payments, we could have insufficient cash for our business objectives. Also, if we issue common stock for a portion of the contingent payments, particularly in the first two years when the selling shareholders are entitled to 50% of any contingent payment in shares of common stock valued at $12.88 per share, you may experience substantial dilution.



         Certain of the selling shareholders (Messrs. Margolis and Dalla Gasperina) are key members of management of the Tommy Bahama Group business. It is possible that their interests with respect to the contingent payments will differ from the interests of Oxford. For example, they may have incentives to maximize the profitability of the Tommy Bahama Group during the four year term of the earnout agreement (in the first two years, only to the extent that the selling shareholders have not opted to receive shares of common stock) to the detriment of the longer term prospects for the business.



WE HAVE SUBSTANTIAL INDEBTEDNESS; THIS INDEBTEDNESS LIMITS OUR FLEXIBILITY AND COULD AFFECT OUR FINANCIAL HEALTH AND THE VALUE OF OUR COMMON STOCK.



         We have a significant amount of indebtedness. As of November 28, 2003, we had $199 million of indebtedness outstanding and stockholders' equity of $216 million. The instruments relating to that indebtedness contain a number of covenants requiring us to meet certain financial tests. In addition, those instruments contain other covenants which limit our ability to, among other things, incur additional indebtedness, make certain payments (including dividends on our common stock), make investments, issue or sell preferred stock of our subsidiaries, create liens, sell assets, engage in transactions with affiliates or consolidate, merge or sell all or substantially all of our assets.



         Those restrictions may have important consequences for us. For example, they may:

         - limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

         - increase our vulnerability to adverse economic and industry conditions;

         - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes, such as funding our working capital and capital expenditures;

         - limit our flexibility in planning for, or reacting to, changes in the business and industry in which we operate; or

         - place us at a competitive disadvantage compared to our competitors that have less indebtedness.



         The existence of this significant indebtedness may lower the value of our common stock, depending on our ability, or perceived ability, to service that indebtedness. In addition, a breach of any of the covenants in the instruments relating to that indebtedness could result in an event of default under those instruments, allowing the holders of that indebtedness to declare all outstanding indebtedness immediately due and payable. In addition, upon a change of control, as defined in those instruments, the holders of much of our indebtedness would have the right to require us to purchase their indebtedness. If we are unable to do so, that would constitute an event of default under the instruments relating to that indebtedness. We would most likely be unable to pay all of our outstanding indebtedness. We would, therefore be required to seek alternative sources of funding or face bankruptcy. In bankruptcy, the value of our common stock would almost certainly be materially adversely impacted, as our liquidation value is likely to be less than our going concern value. In addition, all of our creditors would have priority with respect to our assets.



OUR ANTI-TAKEOVER PROVISIONS MAY DEPRESS THE PRICE OF OUR COMMON STOCK.



         Certain provisions of our articles of incorporation and bylaws and Georgia law may delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. A shareholder may not receive as much in exchange for his or her shares as they could without these provisions. The following is a description of the provisions that may reduce the market prices for our share of common stock.



         Our articles of incorporation and bylaws separate our board of directors into three classes of directors, with each class as nearly equal in number as the total number of directors permits. Each class serves for three-year terms, and each class' term expires in different successive years. In addition, our articles of incorporation authorize the board of directors to issue preferred stock in one or more classes or series and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any action on the part of the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend" or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of future capital expenditures, the likelihood of our success in developing and introducing new products and expanding our business, the timing of the introduction of new and modified products or services, financing plans, working capital needs and sources of liquidity.


         Forward-looking statements reflect our current expectations and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, expected outcomes of pending litigation, competitive conditions, general economic conditions and expected synergies in connection with acquisitions and joint ventures, including the acquisition of the Tommy Bahama Group. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these risks are beyond our ability to control or predict. Such risks include, but are not limited to, all of the risks discussed under "Risk Factors" and the following:


         -        general economic cycles;

         -        competitive conditions in our industry;

         -        price deflation in the worldwide apparel industry;

         - our ability to identify and respond to rapidly changing fashion trends and to offer innovative and upgraded products;

         -        the price and availability of raw materials;

         -        our dependence on and relationships with key customers;

         - the ability of our third party producers to deliver quality products in a timely manner;

         - potential disruptions in the operation of our distribution facilities;

         - economic and political conditions in the foreign countries in which we operate or source our products;

         -        regulatory risks associated with importing products;

         - the impact of labor disputes and wars or acts of terrorism on our business;

         -        increased competition from direct sourcing;

         -        our ability to maintain our licenses;

         - our ability to protect our intellectual property and prevent our trademarks and service marks and goodwill from being harmed by competitors' products;

         -        our reliance on key management;

         - inability to retain premium pricing on Tommy Bahama products due to competitive or other factors;

         - fluctuations in the Tommy Bahama Group's comparable store sales;

         - the impact of reduced travel to resort locations on the Tommy Bahama Group's sales;

         - risks related to the Tommy Bahama Group's operation of restaurants under the Tommy Bahama name;

         -        the integration of the Tommy Bahama Group into our company;

         - the expansion of our business through the Tommy Bahama Group acquisition into new businesses;

         - our ability to successfully implement our growth plans for the Tommy Bahama Group;

         - our ability to open new Tommy Bahama stores following the acquisition of the Tommy Bahama Group; and

         - unforeseen liabilities associated with the acquisition of the Tommy Bahama Group and other businesses.

         We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.


                                 USE OF PROCEEDS


         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling shareholders under this prospectus, but we have agreed to all expenses (other than direct expenses incurred by the selling shareholders, such as selling commissions, brokerage fees and expenses and transfer taxes) associated with registering such shares under federal and state securities laws. We are registering the shares for sale to provide the selling shareholders with freely tradeable securities, but the registration of such shares does not necessarily mean that any of the shares will be offered or sold by the selling shareholders.

                              SELLING SHAREHOLDERS


         We have agreed to register with the SEC shares of our common stock beneficially owned by certain of our selling shareholders and 1,940,994 additional shares issuable in the future pursuant to the Earnout Agreement dated as of June 13, 2003 among the stockholders of Viewpoint International, Inc. and us, upon achievement of certain milestones by our Tommy Bahama Group. All shares being offered by this prospectus were received (or will be received) in connection with our acquisition of Viewpoint International, Inc. (now the Tommy Bahama Group) from the selling shareholders. Pursuant to the earnout agreement, the selling shareholders may receive up to $12.5 million from us in each of the next four years. They can opt to receive up to half of their annual earnout payment in shares of common stock (valued at $12.88 per share) in each of the first two years. Oxford has the right to pay up to half of the annual earnout payment in shares of common stock (valued at the then current market price of the common stock) in each of the four years (in the first two years, only to the extent that the selling shareholders have not opted to receive shares of common stock). For purposes of this offering, we have assumed that the selling shareholders will opt for the full amount of common stock to which they are entitled during each of the first two years. In addition, we have included additional shares with respect to the final two years of the earnout period, assuming that they are issued at a price of $12.88 per share. If we issue more than the number of shares covered by this prospectus (which would occur if the common stock was trading below $12.88 per share and we opted to pay a sufficient portion of the third and fourth year earnout payments in shares of our common stock), we will be required to file a post-effective amendment to the registration statement relating to this offering or to file a new registration statement.



         The following table sets forth as of January 28, 2004:

         -        the names of the selling shareholders;

         - the nature of any position, office or other material relationship the selling shareholders have had within the past three years with us or any of our predecessors or affiliates;


         - the number of shares of common stock beneficially owned by the selling shareholders (currently and assuming that they had received all shares they may receive pursuant to the earnout agreement);


         - the maximum number of shares of common stock that may be offered or sold by the selling shareholders under this prospectus; and


         - the amount of common stock to be owned by the selling shareholders upon the completion of the offering if all shares currently owned and/or received in the future pursuant to the earnout agreement offered are sold.

                                                                                                               SHARES BENEFICIALLY
                                                         SHARES BENEFICIALLY                                       OWNED AFTER
                                                      OWNED PRIOR TO OFFERING(1)                                    OFFERING(1)
                                           -----------------------------------------------                     --------------------
                                                                   ASSUMING ALL EARNOUT
                                                 CURRENT             SHARES ARE ISSUED
                                           -------------------    ------------------------
                                                                                              MAXIMUM NUMBER
                                                    PERCENTAGE                  PERCENTAGE   OF SHARES BEING            PERCENTAGE
NAMES OF SELLING SHAREHOLDERS(2)           NUMBER    OF CLASS      NUMBER        OF CLASS        OFFERED       NUMBER    OF CLASS
--------------------------------           ------   ----------     ------       ----------   ---------------   -------  ----------
SKM-TB, LLC(3) .......................     274,758      1.7%       961,650          5.3%           961,650         --         0%

Whole Duty Investment Ltd.(4) ........     261,726      1.6%       916,038          5.1%           916,038         --         0%

S. Anthony Margolis(5) ...............     108,592        *        380,071          2.1%           380,071         --         0%

Margolis Family Stock Trust for
the benefit of Jodi Kooperman(6) .....       2,658        *          9,302            *              9,302         --         0%

Margolis Family Stock Trust for
the benefit of David Margolis(6) .....       2,658        *          9,302            *              9,302         --         0%

Margolis Family Stock Trust for
the benefit of Lucas Margolis(6) .....       2,660        *          9,309            *              9,309         --         0%

Margolis Family Stock Trust for
the benefit of Katelyn Margolis(6) ...       2,658        *          9,302            *              9,302         --         0%

Margolis Family Stock Trust for
the benefit of Brandon Margolis(6) ...       2,658        *          9,302            *              9,302         --         0%

William S. Sterns, III(6) ............      13,292        *         46,521            *             46,521         --         0%

Bonita Beach Blues Inc.(7) ...........      35,924        *        125,733            *            125,733         --         0%

Lucio Dalla Gasperina(8) .............      82,108        *        287,377          1.6%           287,377         --         0%
                                           -------  -------        -------      -------      -------------     ------   -------
Total(9) .............................     776,400      4.8%     2,717,386(10)     15.0%         2,717,386(10)     --         0%




         (1) Each beneficial owner listed in the table has both voting and investment power over the applicable shares unless otherwise indicated. The amounts and percentages of common stock currently beneficially owned have been calculated in accordance with applicable SEC regulations. These regulations require shares underlying stock options or warrants to be considered outstanding (solely for purposes of calculating the relevant holder's percentage) if they are issuable within 60 days of January 28, 2004. The amounts and percentages of common stock beneficially owned assuming issuance of the earnout shares assume, in the case of each shareholder, that only that shareholder receives earnout shares. The percentages of beneficial ownership are based on an aggregate of 16,170,814 shares of common stock outstanding as of November 28, 2003.



         (2) Each of the selling shareholders listed in the table was a stockholder of Viewpoint/the Tommy Bahama Group prior to its acquisition by us.



               (3) SKM Equity Fund III, L.P. is the managing member of SKM-TB, LLC. SKM Partners, LLC is the general partner of SKM Equity Fund III, L.P. Two directors of SKM Partners, LLC, John F. Megrue, Jr. and David J. Oddi, were directors of Viewpoint/the Tommy Bahama Group prior to its acquisition by us. Saunders Karp & Megrue, L.P., an affiliate of SKM Equity Fund III, L.P., provided Viewpoint/the Tommy Bahama Group with financial advisory services pursuant to an advisory agreement which was terminated upon our acquisition of Viewpoint/the Tommy Bahama Group.



         (4)      Whole Duty Investment Ltd. Is controlled by Yeung Yuk Wai.



         (5) Mr. Margolis is currently Group Vice President of our company and is President and Chief Executive Officer of the Tommy Bahama Group. Prior to our acquisition of Viewpoint/the Tommy Bahama Group, Mr. Margolis served as its President and Chief Executive Officer.



         (6) William S. Sterns, III, is the sole trustee of each of the indicated trusts and may be deemed to be the beneficial owner of the shares held by each such trust. Mr. Sterns is not selling any shares in this offering. All shares indicated as being sold by Mr. Sterns are shares attributed to him, but being sold by the trusts.



         (7)      Bonita Beach Blues Inc. is controlled by Robert Emfield.



         (8) Mr. Dalla Gasperina is currently Executive Vice President of the Tommy Bahama Group. Prior to our acquisition of Viewpoint/the Tommy Bahama Group, Mr. Dalla Gasperina served as its Executive Vice President.



         (9) All totals do not reflect amounts listed next to Mr. Sterns, as such shares are duplicative of those held by the indicated trusts. See note (6).



         (10) The total number of shares outstanding (and offered) assuming issuance of all earnout shares does not total 2,717,394 shares because of rounding due to the fact that the selling shareholders will receive cash in lieu of fractional shares to which they would have otherwise been entitled.

                              PLAN OF DISTRIBUTION

         The sale of common stock by the selling shareholders and any of their pledgees, assignees and successors-in-interest pursuant to this prospectus may be effected from time to time in one or more transactions on the New York Stock Exchange or otherwise at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.


         The selling shareholders from time to time may offer and sell the shares directly to purchasers or through agents, underwriters or dealers. Such sales may be in the form of:


         - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

         - exchange distributions in accordance with the rules of the New York Stock Exchange or any other applicable exchange;

         -        privately negotiated transactions;

         -        short sales;

         - agreements between broker-dealers and the selling shareholders to sell a specified number of shares at a stipulated price per share;

         -        a combination of any such methods of sale; and

         -        any other method permitted pursuant to applicable law.

         Agents or underwriters acting on behalf of the selling shareholders may receive compensation from the selling shareholders or from purchasers of the common stock for whom they act as agent in the form of discounts, concessions or commissions. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Agents, underwriters and dealers that participate in the distribution of common stock may be deemed to be underwriters for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and any discounts, concessions or commissions received by them from the selling shareholders and any profit on the resale of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. To our knowledge, the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell shares short and deliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus. Any of these transactions, if undertaken, may have the effect of lowering the trading price of the common stock.


         The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledges or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision on the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus.

         At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling shareholders and any other required information.


         If sold through third parties, in most states, the shares must be sold through registered or licensed brokers or dealers We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.



         We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. We estimate that we will spend approximately $130,000 for expenses in connection with the offering of shares by the selling shareholders.


         Agents, underwriters or dealers may engage in transactions with or perform services for us in the ordinary course of business.


                            VALIDITY OF COMMON STOCK


         The validity of the common stock offered hereby will be passed upon for us by Thomas C. Chubb III, our Vice President, Secretary & General Counsel. As of January 28, 2004, Mr. Chubb beneficially owned 2,000 shares of our common stock and had options to purchase 33,470 shares.



                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of May 30, 2003 and May 31, 2002, and for the years then ended, included in our Annual Report on Form 10-K for the year ended May 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


         The consolidated financial statements of Oxford Industries, Inc. and Subsidiaries for the year ended June 1, 2001, incorporated by reference in this registration statement, were audited by Arthur Andersen LLP, independent public accountants, as stated in their reports. On May 22, 2002, we engaged Ernst & Young LLP to replace Arthur Andersen LLP as our independent auditors. Relief in connection with claims which may be available to you against auditing firms may not be available as a practical matter against Arthur Andersen LLP. In reliance on the temporary relief provided by the SEC under Rule 437a of the Securities Act, we are filing this registration statement without the written consent of Arthur Andersen LLP as required by Section Seven of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.


         The consolidated financial statements of Viewpoint International, Inc. as of March 31, 2003 and 2002 and for each of the three fiscal years ended March 31, 2003, incorporated by reference in this registration statement, have been audited by Mahoney Cohen & Company, CPA, P.C. independent accountants, as stated in their report. Viewpoint's financial statements are incorporated by reference in reliance on Mahoney Cohen & Company, CPA, P.C.'s report, given on their authority as experts in accounting and auditing.

================================================================================





                                2,717,394 Shares




                             OXFORD INDUSTRIES, INC.



                                  Common Stock



                         ------------------------------

                                   PROSPECTUS

                         ------------------------------










                                     , 2004





================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


      SEC registration fee................................   $ 12,991
      Legal fees and expenses.............................     75,000
      Accounting fees and expenses........................     30,000
      Printing expenses...................................     10,000
      Miscellaneous.......................................      2,009
                                                             --------
                Total.....................................   $130,000
                                                             ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The registrant is incorporated under the laws of the State of Georgia. The articles of incorporation and bylaws of the registrant provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by the Georgia Business Corporation Code.

         Subsection (a) of Section 14-2-851 of the Georgia Business Corporation Code provides that a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (1) such individual conducted himself or herself in good faith; and (2) such individual reasonably believed: (A) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation; (B) in all other cases, that such conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of
Section 14-2-851 of the Georgia Business Corporation Code provides that a corporation may not indemnify a director: (1) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct; or (2) or in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity. Notwithstanding the foregoing, pursuant to Section 14-2-854, a court shall order a corporation to indemnify or give an advance for expenses to a director if such court determines the director is entitled to indemnification under Section 14-2-854 or if it determines that in view of all relevant circumstances, it is fair and reasonable, even if the director has not met the standard of conduct set forth in subsections (a) and
(b) of Section 14-2-851 of the Georgia Business Corporation Code or was adjudged liable in a proceeding referred to in subsection (d) of Section 14-2-851 of the Georgia Business Corporation Code.

         Section 14-2-852 of the Georgia Business Corporation Code provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

         Subsection (c) of Section 14-2-857 of the Georgia Business Corporation Code provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and may apply to a court under Section 14-2-854 for indemnification or advances for expenses, in each case to the same extent to which a director may be entitled to indemnification or advances for expenses under those provisions. In addition, subsection (d) of Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, action of its board of directors or contract.


         As permitted by the Georgia Business Corporation Code, Article XII of the registrant's Articles of Incorporation provides that a director shall not be personally liable to the registrant or its shareholders for monetary damages for breach of duty of care or other duty as a director, except that such provision shall not eliminate or limit the liability of a director (a) for any appropriation, in violation of his or her duties, of any business opportunity of the registrant, (b) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for the director's personal liability for the improper portion of any distribution by the registrant (as measured against the solvency of the registrant) approved by the director; provided that the director violated his or her duties of good faith or care, or (d) for any transaction from which the director derived an improper personal benefit. The Articles of Incorporation of the registrant further provide that if the Georgia Business Corporation Code is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the registrant shall be eliminated or limited to the fullest extent permitted by the Georgia Business Corporation Code, as so amended. Article XII of the registrant's articles of incorporation also provides that neither the amendment or repeal of such Article XII nor the adoption of any provision of the registrant's articles of incorporation inconsistent with such Article XII shall eliminate or adversely affect any right of protection of a director of the registrant existing immediately prior to such amendment, repeal or adoption.


         Under Article VI of the registrant's bylaws, the registrant is required to indemnify each person who is now, has been, or who will hereafter become a director or officer of the registrant, whether or not then in office. The registrant is required to indemnify any such director or officer against all costs and expenses reasonably incurred by or imposed upon him or her in connection with or resulting from any demand, action, suit or proceedings or threat thereof, to which he or she may be a party as a result or by reason of his being or having been a director or officer of the registrant or of any other corporation which he serves as director or officer at the request of the registrant, except in relation to matters as to which a recovery shall be had against him or penalty imposed upon him by reason of his having been finally adjudged in such action, suit or proceedings to have been derelict in the performance of his duties as such director or officer. The foregoing right to indemnity includes reimbursement of the amounts and expenses paid in settling any such demand, suit or proceedings or threat thereof when settling the same appears to the board of directors of executive committee of the registrant to be in the best interests of the registrant, and is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

         The registrant's directors and executive officers are insured against damages from actions and claims incurred in the course of performing duties, and the registrant is insured against expenses incurred in defending lawsuits arising from certain alleged acts against directors and executive officers.

ITEM 16.  EXHIBITS


      Exhibit                                           Description
      -------                                           -----------
       2.1        Stock Purchase Agreement, dated as of April 26, 2003, among Viewpoint International,
                  Inc., the Stockholders of Viewpoint International, Inc. and the registrant.
                  Incorporated by reference to Exhibit 2.1 to the registrant's Form 8-K filed on June
                  26, 2003.
       2.2        Earnout Agreement, dated as of June 13, 2003, among the Stockholders of

                  Viewpoint International, Inc. and the registrant.  Incorporated by reference to Exhibit 2.2 to the registrant's Form 8-K filed on June 26, 2003.
       3.1        Articles of Incorporation of the registrant. Incorporated by reference to Exhibit 3(a) to the registrant's Form 10-Q for the fiscal quarter ended August 29, 1997.
       3.2        Bylaws of the registrant. Incorporated by reference to Exhibit 3(b) to the registrant's Form 10-K for the fiscal year ended May 28, 1999.
       4.1        Registration Rights Agreement dated as of June 13, 2003 among the registrant and the
                  Sellers listed on Schedule 1 thereto.*
       5.1        Opinion of Thomas C. Chubb III.
      23.1        Consent of Thomas C. Chubb III (included as part of Exhibit 5.1).
      23.2        Consent of Ernst & Young LLP, independent auditors.
      23.3        Consent of Mahoney Cohen & Company, CPA, P.C., independent auditors.
      24.1        Power of Attorney.*


---------------------

*  Previously filed.


ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:


         (a) To file, during any period in which offers or sales are made, a post-effective amendment to this Registration Statement:



                  (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



                  (2) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" Table in the effective Registration Statement;



                  (3) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;



         provided, however, that paragraphs (1) and (2) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of
         Section 15(d) of
         the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.


         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


         The undersigned registrant hereby undertakes that:



         (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A under the Securities Act of 1933 and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.



         (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 3, 2004.



                                     Oxford Industries, Inc.


                                     By:      /s/ J. Hicks Lanier
                                         ---------------------------------------
                                         Name:  J. Hicks Lanier
                                         Title: Chairman of the Board,
                                                Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                  TITLE                                DATE
                ---------                                  -----                                ----
            /s/ J. Hicks Lanier               Chairman of the Board                       February 3, 2004
------------------------------------------      Chief Executive Officer
                J. Hicks Lanier                (Principal Executive Officer)


         /s/ Ben B. Blount, Jr.             Director, Executive Vice President,           February 3, 2004
------------------------------------------   Chief Financial Officer (Principal
             Ben B. Blount, Jr.                      Financial Officer)

        /s/ K. Scott Grassmyer                Controller (Principal Accounting            February 3, 2004
------------------------------------------                Officer)
            K. Scott Grassmyer

                    *                                     Director                        February 3, 2004
------------------------------------------
             Cecil D. Conlee

                    *                                     Director                        February 3, 2004
------------------------------------------
             Thomas Gallagher

                    *                                     Director                        February 3, 2004
------------------------------------------
           J. Reese Lanier, Sr.


                    *                                     Director                        February 3, 2004
------------------------------------------
           Knowlton J. O'Reilly

                    *                                     Director                        February 3, 2004
------------------------------------------
         Clarence B. Rogers, Jr.

                    *                                     Director                        February 3, 2004
------------------------------------------
              Robert E. Shaw

                    *                                     Director                        February 3, 2004
------------------------------------------
            Clarence H. Smith

                    *                                     Director                        February 3, 2004
------------------------------------------
              E. Jenner Wood

                    *                                     Director                        February 3, 2004
------------------------------------------
              Helen B. Weeks



*/s/ Thomas C. Chubb III                              February 3, 2004
------------------------------------------
Thomas C. Chubb III
Attorney-in-Fact

                                  EXHIBIT INDEX


  Exhibit                                           Description
  -------                                           -----------
   2.1        Stock Purchase Agreement, dated as of April 26, 2003, among Viewpoint International, Inc., the Stockholders of
              Viewpoint International, Inc. and the registrant. Incorporated by reference to Exhibit 2.1 to the registrant's
              Form 8-K filed on June 26, 2003.
   2.2        Earnout Agreement, dated as of June 13, 2003, among the Stockholders of Viewpoint International, Inc. and the
              registrant. Incorporated by reference to Exhibit 2.2 to the registrant's Form 8-K filed on June 26, 2003.
   3.1        Articles of Incorporation of the registrant. Incorporated by reference to Exhibit 3(a) to the registrant's
              Form 10-Q for the fiscal quarter ended August 29, 1997.
   3.2        Bylaws of the registrant. Incorporated by reference to Exhibit 3(b) to the registrant's Form 10-K for the fiscal year ended May 28, 1999.
   4.1        Registration Rights Agreement dated as of June 13, 2003 among the registrant and the Sellers listed on
              Schedule 1 thereto.*
   5.1        Opinion of Thomas C. Chubb III.
  23.1        Consent of Thomas C. Chubb III (included as part of Exhibit 5.1).
  23.2        Consent of Ernst & Young LLP, independent auditors.
  23.3        Consent of Mahoney Cohen & Company, CPA, P.C., independent auditors.
  24.1        Power of Attorney.*



---------------------
*  Previously filed.